FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	NEW BLACKBERRY 8820 FROM AT&T HITS THE ‘HOT SPOT’ WITH Wi-Fi	4

Document 1

NEW BLACKBERRY 8820 FROM AT&T

HITS THE ‘HOT SPOT’ WITH Wi-Fi

New Global Handset Complements and Extends AT&T’s Industry-Leading International Wireless Reach With Both Cellular and 802.11 Features

SAN ANTONIO, Texas, and WATERLOO, Ontario, Sept. 19, 2007 — Wi-Fi® is coming to AT&T’s BlackBerry® handset customers. AT&T Inc. (NYSE:T) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced that the first cellular and Wi-Fi BlackBerry handset — the BlackBerry 8820 — will be available beginning Sept. 20 through the nation’s largest wireless provider.

The global Wi-Fi capabilities of the BlackBerry 8820 from AT&T complement AT&T’s industry-best domestic and international wide area wireless data coverage. AT&T enterprise customers can use the BlackBerry 8820 with their corporate campus Wi-Fi networks for additional data coverage. Individual customers can use it in their homes and, for an additional charge, at thousands of Wi-Fi locations* throughout the U.S., including any of the 10,000 AT&T-owned or branded hot spot locations in the U.S. Users can also take advantage of tens of thousands of hot spots around the globe through such services as AT&T Wi-Fi roaming.

AT&T is the leading provider of BlackBerry services worldwide and boasts the broadest domestic and international coverage area for wireless data services of any U.S. carrier. The BlackBerry 8820 is powered by AT&T’s nationwide** EDGE network, the largest high speed national wireless data network in the U.S., with availability in more than 13,000 cities and towns and along some 40,000 miles of major highways. The quadband BlackBerry 8820 from AT&T keeps users who are abroad connected with wireless e-mail, Internet access and other mobile applications through data services in more countries — more than 135 — than any other U.S. carrier. Customers can also use the BlackBerry 8820 to make or receive wireless phone calls in more than 190 countries.

“The new BlackBerry 8820 builds on AT&T’s leading domestic and international coverage footprint by giving customers the ability to link with their company’s wireless campus network or access e-mail and browse the Web at Wi-Fi hot spots even in the few countries in which we do not have data roaming agreements,” said Jeff Bradley, senior vice president- Marketing and Operations for AT&T’s wireless unit. “That makes the BlackBerry 8820 from AT&T an exceptional world phone for global use by business customers and individuals alike.”

"The BlackBerry 8820 builds upon the sleek and performance-driven BlackBerry 8800 that has been embraced by business professionals around the world," said Mike Lazaridis, president and co-

CEO at RIM. "This powerful new model has been eagerly anticipated by the market, and we are very pleased to be working with AT&T to launch the first cellular and Wi-Fi BlackBerry handset for customers in the U.S."

The BlackBerry 8820 provides support for 802.11a, b and g with enterprise security features, extending the BlackBerry platform to business customers at public hot spots and on wireless local area networks. Customers can use a BlackBerry 8820 to link to their enterprise through home Wi-Fi networks. They also will be able to access broadband services, such as the nation’s leading service from AT&T — AT&T Yahoo! High Speed Internet.

The BlackBerry 8820 adds Wi-Fi capabilities to its industry-leading set of features, which includes extensive call management and premium phone features, built-in Global Positioning Satellite (GPS) — with support for such solutions as TeleNav GPS Navigator™ and TeleNav Track™ — AT&T’s Push-to-Talk service, Bluetooth® 2.0, built-in media player and a microSD expandable memory slot for music, photo and video storage.

The BlackBerry 8820 also supports AT&T Mobile Music, an integrated, on-the-go music experience that delivers “your music, your way” by providing simple access to a robust collection of music content, including access to online subscription music content from eMusic, XM Satellite Radio and more.

In addition, the BlackBerry 8820 comes with a full QWERTY keyboard, an intuitive trackball navigation system and a large, bright landscape (320 x 240) display. Customers have a vivid and easy-to-use interface for the many popular capabilities of the BlackBerry solution, including mobile access to corporate and personal e-mail, text messages, Web browsing, an organizer, multimedia and corporate data applications.

Pricing and Availability

The BlackBerry 8820 will be available for $299.99 — with a two-year contract and rebate — in all 1,800 AT&T retail stores nationwide, online at http://www.wireless.att.com and through select national retailers and AT&T business-to-business sales organizations.

Customers who want personal e-mail access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Unlimited plan for as low as $29.99 a month with a qualified voice contract. Unlimited corporate e-mail access via BlackBerry® Enterprise Server is as low as $44.99 a month when a qualified voice plan also is chosen. Customers who travel overseas can select an unlimited international e-mail access plan for as low as $64.99 a month with a qualified voice plan. Unlimited Push to Talk service is available for an additional monthly charge of $9.99 for each handset and $19.99 for Push to Talk Family. AT&T Push to Talk also features a pay-per-use option of 15 cents a minute. XM Satellite Radio and MusicID, which are features within AT&T Mobile

Music, require monthly subscription fees of $8.99 and $3.99, respectively. TeleNav GPS Navigator is available for additional monthly charges of $5.99 for 10 trips and $9.99 for unlimited trips. TeleNav Track service plans are $12.99 to $21.99 for each device.

For more information about the BlackBerry 8820 from AT&T, please visit http://www.wireless.att.com/blackberry8820 or http://www.blackberry8820.com.

*Access charges from individual Wi-Fi hot spot operators may apply

**Not available in all areas

This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss.

For more information, contact:

John Kampfe	Marisa Conway
AT&T	Brodeur (for RIM)
Office: 973-637-9387	Office: 212-515-1924
Mobile: 908-432-3473	E-mail: mconway@brodeur.com

E-mail: john.kampfe@att.com

RIM Investor Contact:

RIM Investor Relations

519-888-7465

E-mail: investor_relations@rim.com

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world's most advanced IP-based business communications services and the nation's leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited.

Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

© 2007 AT&T Knowledge Ventures. All rights reserved. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services. AT&T is a registered trademark of AT&T Knowledge Ventures. Subsidiaries and affiliates of AT&T Inc. provide products and services under the AT&T brand. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

For more information and detailed disclaimer information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 19, 2007	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer